FILED BY COEUR D‘ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934.

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

Coeur d'Alene Mines Corporation 505 Front Avenue, P.O. Box I Coeur d‘Alene, ID 83816-0316 Telephone 208.667.3511 Facsimile 208.667.2213

The World's Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer Coeur d'Alene Mines Corporation (NYSE:CDE) Wheaton River Minerals Ltd. (TSX:WRM / AMEX:WHT)

This document contains numerous forward-looking statements relating to the Company's silver and gold mining business. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company's shareholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company's control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company's ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company's future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company's filings from time to time with the SEC, including, without limitation, the Company's reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to discuss only those mineral deposits that a company can economically and legally extract or produce. We use the term "resource" in this presentation which the SEC strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-K. You can review and obtain copies of that filing from the SEC website at http://www.sec.gov/edgar.shtml This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. This communication is not a solicitation of a proxy from any security holder of Coeur d'Alene Mines Corporation or Wheaton River Minerals Ltd. If a transaction is agreed upon or an offer commenced, Coeur will file a proxy statement/prospectus and any other relevant documents concerning the proposed transaction with Wheaton River with the SEC and the securities commissions or equivalent regulatory authorities in Canada. YOU ARE URGED TO READ ANY SUCH PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS IF AND WHEN FILED WITH THE SEC AND THE SECURITIES COMMISSIONS OR EQUIVALENT REGULATORY AUTHORITIES IN CANADA BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain any such proxy statement/prospectus (if and when it becomes available) and any other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (if and when it becomes available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511. Safe Harbor Statement The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

4th Largest North American Precious Metals Company 45% Jump in Primary Silver Production - The Leading Primary Silver Producer Top 10 Global Gold Producer Superior Financial Strength and Liquidity Superior Organic Growth Profile High Quality Asset Base Focused on the Americas Among the World's Lowest Cost, Unhedged Producers Transaction Rationale

Based on closing share prices as at May 27, 2004. Combination creates the 4th largest North American precious metals company The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer Market Capitalization(1)

Silver Production - 2004E(1) Silver Production - 2007E (1) Source: Company reports. Newco is the world's largest primary silver producer now and for years to come The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer 45% Jump

Global Gold Producers (2004E)(1) Source: Company reports. Newco's production is in gold equivalent ounces based on the assumed gold price of $400/oz and silver price of $6.00/oz. Combination creates a Top 10 global gold producer The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Superior Trading Liquidity Average Daily Trading Liquidity(1) Average daily trading volume is for the four-month period from December 1, 2003 to March 31, 2004. Newco will be one of the most liquid precious metals stocks The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Superior Trading Liquidity % Share Float Traded Daily(1) Based on average trading volume for the four-month period from December 1, 2003 to March 31, 2004. Newco will be one of the most liquid precious metals stocks The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Superior Financial Strength Newco Free Cash Flow(1) (1) Based on public information using the long-term gold price of $400/oz, silver price of $6.00/oz and copper price of $1.00/lb. Assumes warrant exercise in the years of expiration. Newco's free cash flow provides superior financial flexibility The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Superior Organic Growth Profile 70 Years of Operating History Superior Organic Growth Newco has a strong platform of organic growth projects all focused in the Americas The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Superior Organic Growth Profile Newco Production and Total Cash Cost Estimates(1)(2) Assumes combination effective January 1, 2004. (2) Total cash costs calculated using copper as a by-product (assumed copper price of $1.25/lb. in 2004 and $1.00/lb. in 2005+). Assumed silver price of $6.00/oz in 2004+. Newco's annual production quickly grows to a 1.3 million gold equivalent ounce base at a very low total cash cost The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

High Quality Asset Base Focused on the Americas CERRO BAYO Chile ROCHESTER Nevada MARTHA Argentina SILVER VALLEY Idaho KENSINGTON Alaska SAN BARTOLOME Bolivia BAJO DE LA ALUMBRERA Argentina LUISMIN Mexico LOS FILOS Mexico AMAPARI Brazil PEAK Australia Mines Projects The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Strong and Growing Reserves Reported Gold Reserves and Resources(1)(2) Reserves (Proved & Probable) and Resources (Measured, Indicated and Inferred) reported as of December 31, 2003. Source: Company reports. Newco has 9.1 million ounces of gold equivalent reserves and an additional 11.9 million ounces of gold equivalent resources The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Strong Silver Reserve Position Reported Silver Reserves and Resources(1)(2) Reserves (Proved & Probable) and Resources (Measured, Indicated and Inferred) reported as of December 31, 2003. Source: Company reports. Newco has 208 million ounces of silver reserves and an additional 390 million ounces of resources The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Among the World's Lowest Cost, Unhedged Producers Total Cash Costs (2004E)(1) Total cash costs as disclosed by individual companies. Assumes combination effective January 1, 2004. Cash cost of $115 is obtained by using the by-product method with net copper revenue subtracted from gold operating costs. Copper price of $1.25/lb assumed. Newco's total cash costs are amongst the lowest in the industry The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Deal Comparison

Superior Offer Any way you look at it we believe that Coeur's proposed transaction is a better transaction for Wheaton shareholders The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Superior Offer Implied Value of Coeur Offer(1) Since IAMGold Offer(2) $0.44/share or 11% Premium Based on a 0.649 exchange ratio of Coeur shares per Wheaton share and daily closing CAD/USD exchange rates. Based on a 0.550 exchange ratio of IAMGold shares per Wheaton share. The Coeur Offer has always had a higher implied value than the IAMGold Offer The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Superior Cash in the Offer Coeur vs. IAMGold Cash in the Offer Coeur has injected US$205 million of its own cash into the offer while IAMGold has no cash in its offer The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Focus in the Americas Mines Projects Royalties Corporate offices Bajo de la Alumbrera Amapari Luismin Los Filos Cerro Bayo Martha Kensington Rochester Silver Valley San Bartolome Americas + West African Focus Americas Focus IAMGold Offer Peak Coeur, as a proven operator, has a focused strategy in the Americas New Coeur Bajo de la Alumbrera Amapari Luismin Sadiola and Yatela Tarkwa and Damang Los Filos Peak The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Terms of the Transaction The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

Road Map to Completion Process Timing Definitive documentation June 10 Regulatory filings June 30 Anticipated date of regulatory approval July 30 Coeur and Wheaton shareholder meetings / votes August 30 - September 15 Anticipated closing September 30 The Largest Primary Silver Producer and the Leading One Million Ounce Gold Producer

4th Largest North American Precious Metals Company 45% Jump in Primary Silver Production - The Leading Primary Silver Producer Top 10 Global Gold Producer Superior Financial Strength and Liquidity Superior Organic Growth Profile High Quality Asset Base Focused on the Americas Among the World's Lowest Cost, Unhedged Producers Transaction Rationale

Appendices

Appendix A Newco Fact Sheet (1) As at March 31, 2004. Newco's cash balance is adjusted for US$205 million cash payment in the offer and US$26 million net break fee payment to IAMGold. Gold equivalent ounces as of December 31, 2003 based on gold price of $375/oz and silver price of $5.25/oz used to calculate the reserves. Gold equivalent ounces based on gold price of $400/oz and silver price of $6.00/oz. Total cash cost per gold equivalent ounces. Coeur's silver cash costs per ounce are converted into cash costs per gold equivalent ounce.

Appendix B Newco Gold Mines and Projects Strong Diversified Asset Base Focused in the Americas Silver cash cost per ounce net of gold credits.

Appendix B (cont'd) Rochester Mine - Nevada (Newco 100%) Silver-gold mine located in Nevada Open pit mine with heap leach processing World's 7th largest primary silver mine 16 years of continuous, consistent production - produced over 100 million ounces of silver and 1 million ounces of gold Estimated 2004 cash cost of $2.65/oz makes Rochester one of the lowest cost primary silver mines in the United States Estimated 2004 production of 5.8 million ounces of silver and 78,500 ounces of gold Current mine plan forecasted metals production through 2011 SILVER MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03) CATEGORY TONS (MM) (100%) GRADE (oz/t) ATTRIBUTABLE SILVER (mm oz) (100%) Proven & Probable 32.6 0.91 29.6 Mineralized Material 40.3 0.77 31.1 GOLD MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03) CATEGORY TONS (MM) (100%) GRADE (oz/t) ATTRIBUTABLE GOLD (mm oz) (100%) Proven & Probable 32.6 0.01 0.3 Mineralized Material 40.3 0.01 0.4 Rochester Nevada

Appendix B (cont'd)

Silver Valley Mine – Idaho, USA (Newco 100%)

- Located in the Coeur d'Alene Silver Mining District of Idaho
- One of the world's most prolific silver producing areas
- Properties have been in production since 1955 with a total production of 160 million ounces of silver
- Currently Galena is the only fully operating mine in the district
- Trackless mining introduced in 2002
- Estimated 2004 production of 3.7 million ounces of silver at a cash cost of approximately $4.80/oz
- Long-range 2010 expansion and optimization plan underway
- Target production of 7 million ounces by 2007 at operating cash costs of approximately $4.00/oz
- Multiple high-grade exploration targets identified throughout the mine area



Silver Valley
Idaho

SILVER MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03)

CATEGORY	TONS (MM) (100%)	GRADE (ozt)	ATTRIBUTABLE SILVER (mm oz) (100%)
Proven & Probable	0.7	21.54	15.4
Mineralized Material	2.3	10.94	24.6

28

Appendix B (cont'd)

Cerro Bayo and Martha Mines – Chile/Argentina (Newco 100%)

- Cerro Bayo is located in southern Chile and is a high-grade gold and silver mine utilizing both underground and open pit methods
- Martha is a high-grade underground silver mine located 270 miles southeast of Cerro Bayo in the Santa Cruz province in Argentina
- Milling complex at Cerro Bayo
- Estimated 2004 production of 4.9 million ounces of silver and 54,000 ounces of gold at a total cash cost of $2.05/oz
- Among best silver/gold exploration properties in the world
- Control of approximately 500 sq. miles of highly prospective land surrounding each operation



Cerro Bayo
Chile
Martha
Argentina

SILVER MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03)

CATEGORY	TONS (MM) (100%)	GRADE (opt)	ATTRIBUTABLE SILVER (mm oz) (100%)
Proven & Probable	0.7	10.2	6.7
Mineralized Material	3.5	5.3	18.7

GOLD MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03)

CATEGORY	TONS (MM) (100%)	GRADE (opt)	ATTRIBUTABLE GOLD (mm oz) (100%)
Proven & Probable	0.7	0.1	0.1
Mineralized Material	3.5	0.1	0.4

29

Appendix B (cont'd) San Bartolome Development Project - Bolivia (Newco 100%) Located near the city of Potosi, Bolivia Open pit mine silver project Coeur acquired the mineral rights to the project in 1999 Located adjacent to established industrial infrastructure Updated feasibility study expected in Q2 2004 with development decision soon thereafter Construction of the open pit milling operation expected to cost approximately US$130 million Production expected to commence in 2006 Expected annual production of 8.0 million ounces of silver at a total cash cost of $3.75/ounce San Bartolome Bolivia SILVER MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03) CATEGORY TONNES (MM) (100%) GRADE (g/t) ATTRIBUTABLE SILVER (mm oz) (100%) Proven & Probable 35.3 3.5 122.8 Mineralized Material 0.2 4.2 1.0

Appendix B (cont'd) Kensington Gold Development Project - Alaska (Newco 100%) Located 45 miles north of Juneau in southeast Alaska Underground deposit Coeur expects all permits to be received in Q3 2004 Coeur expects an updated feasibility study on the project during 2004, and to commence construction immediately thereafter Capital costs are expected to be in the order of US$85 million Mine production is expected to commence in 2006 and average 100,000 ounces/year of gold at an average cash cost of $195/oz Expected mine life of approximately 10 years GOLD MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03) CATEGORY TONS (MM) (100%) GRADE (oz/t) ATTRIBUTABLE GOLD (mm oz) (100%) Proven & Probable 4.1 0.24 1.0 Mineralized Material 7.3 0.12 0.9 Kensington Alaska

Appendix B (cont'd)
Bajo de la Alumbrera Mine – Argentina (Newco 37.5%)

- Located in the northwest of Argentina
- Wheaton acquired a 37.5% interest in this large open pit gold and copper mine in two separate transactions, both in 2003
- Co-ownership of the mine includes Xstrata (operator) at 50% and Northern Orion at 12.5%
- Mining rate of 300,000 tonnes per day
- Milling rate of 100,000 tonnes per day
- 10+ years of proven and probable reserves
- Rail and port facilities
- Historical capex: US$1.2 billion
- Commercial production began February 1998
- Estimated attributable 2004 production of 220,000 ounces of gold and 147 million pounds of copper at a cash cost (net of copper credits) of -$238/oz. On a co-product basis cash costs would be $187/oz



BAJO DE LA ALUMBRERA
Argentina

GOLD MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03)

CATEGORY	TONNES (MM) (100%)	GRADE (g/t)	ATTRIBUTABLE GOLD (mm oz) (37.5%)
Proven & Probable	124.1	0.56	2.25
Mineralized Material	12.9	3.33	1.38

COPPER MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03)

CATEGORY	TONNES (MM) (100%)	% Cu	ATTRIBUTABLE COPPER (mm lb) (37.5%)
Proven & Probable	124.1	0.50%	0.62

32

Appendix B (cont'd) Luismin Complex - Mexico (Newco 100%) Located in the San Dimas district, on the border of Durango and Sinaloa states and in the state of Queretaro Acquired by Wheaton in June of 2002 Consists of the Tayoltita, Santa Rita, San Antonio and the San Martin mines Mines have produced over 838,000 ounces of gold and 57 million ounces of silver since 1991 San Dimas (largest mine) is a world- class epithermal vein system accounting for 70% of production Operations have consistently converted 90% of resources into reserves over the last 12 years Estimated 2004 production of 190,000 gold equivalent ounces at total cash costs of $182/oz LUISMIN Mexico GOLD MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03) CATEGORY TONNES (MM) (100%) GRADE (g/t) ATTRIBUTABLE GOLD (mm oz) (100%) Proven & Probable 4.9 4.44 0.7 Mineralized Material 9.9 3.31 2.1 SILVER MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03) CATEGORY TONNES (MM) (100%) Au (g/t) ATTRIBUTABLE SILVER (mm oz) (100%) Proven & Probable 3.3 383 32.8 Mineralized Material 15.0 309 140.5

Appendix B (cont'd) Peak Mine - Australia (Newco 100%) Located 600km west of Sydney Acquired by Wheaton in March 2003 and includes 50km of adjacent exploration ground Consists of several underground and open pit ore bodies Estimated 2004 production of 130,000 ounces of gold at total cash costs of $237/oz net of by-product credits PEAK Australia GOLD MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03) CATEGORY TONNES (MM) (100%) GRADE (g/t) ATTRIBUTABLE GOLD (mm oz) (100%) Proven & Probable 2.4 6.48 0.49 Mineralized Material 4.2 7.81 1.00 COPPER MINERAL RESERVES AND RESOURCES (AS AT DEC-31-03) CATEGORY TONNES (MM) (100%) % Cu ATTRIBUTABLE COPPER (mm t) (100%) Proven & Probable 2.4 0.53% 0.01 Mineralized Material 4.2 1.15% 0.05

Appendix B (cont'd)

Amapari Gold Development Project – Brazil (Newco 100%)

- Located in Brazil's Amapa State.
- Acquired in January, 2004
- Consists of an open pitable heap leach oxide deposit and an underground sulphide deposit
- Construction of the project commenced in November 2003 and production is expected to begin in 2005
- With an oxide open pit reserve grade of 2.13 g/t and estimated heap leach recoveries in excess of 90%, the project will result in significantly low-cost production
- Construction of the open pit heap leach operation expected to cost approximately US$70 million (including final property payments of US$15 million due to AngloGold in 2004 and 2005)
- The second $50 million underground phase will be funded with the cash flow from operations
- Expected annual production of 185,000 ounces at cash costs of $137/oz


AMAPARI
Brazil

GOLD RESERVES AND RESOURCES (AS AT DEC-31-03)

CATEGORY	TONNES (MM) (100%)	GRADE (g/t)	ATTRIBUTABLE GOLD (mm oz) (100%)
Proven & Probable	14.8	2.93	1.39
Mineralized Material	14.1	2.86	1.28

35

Appendix B (cont'd) Los Filos Gold Deposit - Mexico (Newco 100%) Located in Mexico's Guerrero State Acquired by Wheaton in 2003 Previous owner Teck Cominco had explored Los Filos with over 400 drillholes totalling 90,000 metres of drilling Column testwork to date on Los Filos samples has indicated heap leach recoveries in excess of 70%, and Newco will be investigating the potential benefits of fine-grinding a higher grade portion of the ore feed On several satellite zones within one kilometre of Los Filos, early stage exploration indicates potential to expand the resource base Newco plans to complete a feasibility study on the Los Filos deposit during 2004, and commence construction immediately thereafter Capital costs are expected to be in the order of US$80 million Mine production could commence in 2006 and average 175,000 ounces/year at expected cash costs of $190/oz LOS FILOS Mexico GOLD RESERVES AND RESOURCES (AS AT DEC-31-03) CATEGORY TONNES (MM) (100%) GRADE (g/t) ATTRIBUTABLE GOLD (mm oz) (100%) Mineralized Material 50.3 1.42 2.28